UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

PICO Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693366205
(CUSIP Number)

KELLY CARDWELL
CENTRAL SQUARE MANAGEMENT LLC
1813 N. Mill Street, Suite F
Naperville, IL 60563
(630) 210-8923

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,642
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL MASTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 434,856
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 434,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,642
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972.642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 434,856
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 434,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,407,498
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,407,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON KELLY CARDWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,407,498
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,407,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693366205

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Central Square Capital and Central Square Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 972,642 Shares directly owned by Central Square Capital is approximately $14,898,429, including brokerage commissions.  The aggregate purchase price of the 434,856 Shares directly owned by Central Square Master is approximately $8,359,197, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 18, 2016, Central Square Management LLC and its affiliates (collectively, “Central Square”), entered into a settlement agreement with the Issuer (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things, to: (i) increase the size of the Board of Directors of the Issuer (the “Board”) from seven (7) to nine (9) members and appoint (a) Andrew F. Cates as a director of the Issuer in Class III with a term expiring at the Issuer’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”) and (b) Daniel B. Silvers as a director of the Issuer in Class I with a term expiring at the Issuer’s 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”); (ii) cause the Board to decrease the size of its Class II membership by one, effective upon the conclusion of the 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”), such that only eight (8) directors are serving on the Board upon the conclusion of the 2016 Annual Meeting; (iii) nominate, recommend, support and solicit proxies for the election of Mr. Cates at the 2017 Annual Meeting in the same manner as the Issuer supports its other nominees up for election; (iv) appoint Mr. Cates as a member of the Audit Committee and Corporate Governance and Nominating Committee (the “Nominating Committee”) and appoint Mr. Silvers as a member of the Compensation Committee and Nominating Committee; and (v) form a strategy committee (the “Strategy Committee”) to be composed of four (4) members of the Board and to appoint each of Messrs. Cates and Silvers as members of the Strategy Committee, effective as of the date of the Settlement Agreement.

The Agreement also provides that, subject to certain limitations, if either of Messrs. Cates and Silvers is unable to serve as a director for any reason, resigns as a director, or is removed as a director prior to the end of their applicable term in office during the Standstill Period (as defined below), and at such time Central Square beneficially owns in the aggregate at least five percent (5.0%) of the Company’s then outstanding shares, then Central Square shall have the ability to recommend a substitute person who meets certain independence and experience criteria for approval by the Nominating Committee and appointment by the Board within ten (10) business days after such committee’s approval.

Pursuant to the terms of the Settlement Agreement, Central Square agreed, among other things,  at each annual or special meeting of shareholders held prior to the expiration of the Standstill Period: (i) to appear in person or by proxy  for purposes of establishing a quorum and vote all Shares beneficially owned by it in favor of (a) each director nominated and recommended by the Board for election at any such shareholders’ meeting and (b) except in connection with any Opposition Matter (as defined therein), each of the shareholder proposals listed on the Issuer’s proxy card in accordance with the Board’s recommendations; and (ii) not to execute any proxy card or voting instruction form at any such shareholders’ meeting other than the Issuer’s proxy card or voting instruction form.

CUSIP NO. 693366205

Central Square also agreed to certain customary standstill provisions restricting, limiting and/or prohibiting it from taking certain actions with respect to the Company and its Shares, effective as of the date of the Settlement Agreement through the earlier of (i) ten (10) calendar days prior to the expiration of the advance notice period for the submission by shareholders of director nominations to be considered at the 2018 Annual Meeting as set forth in the Issuer’s Bylaws or (ii) one hundred (100) calendar days prior to the first anniversary of the 2017 Annual Meeting (the “Standstill Period”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,037,587 Shares outstanding, as of March 11, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2016.

A.	Central Square Capital

(a)	As of the close of business on March 18, 2016, Central Square Capital directly owned 972,642 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 972,642
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 972,642

(c)	The transactions in the Shares by Central Square Capital since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Central Square Master

(a)	As of the close of business on March 18, 2016, Central Square Master directly owned 434,856 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 434,856
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 434,856

(c)	Central Square Master has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

C.	Central Square GP

(a)	Central Square GP, as the general partner of Central Square Capital, may be deemed the beneficial owner of the 972,642 Shares owned by Central Square Capital.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 972,642
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 972,642

(c)
Central Square GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Capital since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Central Square GP II

(a)	Central Square GP II, as the general partner of Central Square Master, may be deemed the beneficial owner of the 434,856 Shares owned by Central Square Master.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 434,856
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 434,856

(c)	Central Square GP II has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

E.	Central Square Management

(a)
Central Square Management, as the investment manager of each of Central Square Capital and Central Square Master, may be deemed the beneficial owner of the (i) 972,642 Shares owned by Central Square Capital and (ii) 434,856 Shares owned by Central Square Master.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,407,498
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,407,498

(c)
Central Square Management has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Capital since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Cardwell

(a)
Mr. Cardwell, as the managing member of each of Central Square GP, Central Square GP II and Central Square Management, may be deemed the beneficial owner of the (i) 972,642 Shares owned by Central Square Capital and (ii) 434,856 Shares owned by Central Square Master.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,407,498
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,407,498

(c)
Mr. Cardwell has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Capital since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

                       The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 18, 2016, Central Square and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Settlement Agreement by and among Central Square Management LLC, Central Square Capital LP, Central Square Capital Master LP, Central Square GP LLC, Central Square GP II LLC, Kelly Cardwell and PICO Holdings, Inc., dated March 18, 2016.

CUSIP NO. 693366205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2016

Central Square Capital LP

By:	Central Square GP LLC General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Capital Master LP

By:	Central Square GP II LLC General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP II LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Management LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

/s/ Kelly Cardwell
Kelly Cardwell

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

CENTRAL SQUARE CAPITAL LP

5,800	8.0502	02/22/2016
100,000	7.9600	02/22/2016
4,301	8.1826	02/19/2016
9,736	8.2592	02/18/2016